UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58729/October 3, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13138

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In the Matter of   :
                                                    :   ORDER MAKING FINDINGS
ATOMIC BURRITO, INC.,   :   AND REVOKING REGISTRATIONS
EARTHCARE CO.,   :   BY DEFAULT AS TO SIX
GLOBAL CONCEPTS, LTD.,   :   RESPONDENTS
NEW YORK BAGEL ENTERPRISES, INC.,:
PRECEPT BUSINESS SERVICES, INC.,   :
REORGANIZED SALE OKWD, INC.,   :
VILLAGEWORLD.COM, INC. (N/K/A   :
  BIOMETRICS 2000 CORP.), and   :
WIRELESS WEBCONNECT!, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by August 20, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received and the time for filing Answers has expired.

        By Order dated September 8, 2008, I directed each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. Respondents Global Concepts, Ltd., and Reorganized Sale OKWD, Inc., submitted settlement offers that the Commission accepted. The other six Respondents did not reply to the Order to Show Cause, and the time for filing has expired. Accordingly, these six Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

        Atomic Burrito, Inc. (Atomic Burrito) (CIK No. 916298), is a suspended Oklahoma corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Atomic Burrito is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $240,815 for the prior three months. As of August 4, 2008, the company's common stock (symbol ATOM) was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Earthcare Co. (Earthcare) (CIK No. 1057489) is a delinquent Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Earthcare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2001, which reported a net loss of over $28 million for the prior three months. On April 11, 2002, Earthcare filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which is still pending. As of August 4, 2008, the company's common stock (symbol ECCOQ) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

New York Bagel Enterprises, Inc. (New York Bagel) (CIK No. 1016694), is a forfeited Kansas corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New York Bagel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 29, 1999, which reported a net loss of $541,356 for the prior thirty-nine weeks. On February 3, 2000, the company filed a Chapter 11 petition with the U.S. Bankruptcy Court for the District of Kansas, and the case was closed on February 6, 2003. As of August 4, 2008, New York Bagel's common stock (symbol NYBSQ) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Precept Business Services, Inc. (Precept Business Services) (CIK No. 1051285), is a forfeited Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Precept Business Services is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended and restated Form 10-Q for the period ended March 31, 2000, which reported a net loss of over $19 million for the prior three months. On February 22, 2001, Precept Business Services filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas that was subsequently converted to Chapter 7, and the case was closed on April 21, 2006. As of August 4, 2008, the company's common stock (symbol PBSI) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Villageworld.com, Inc. (n/k/a Biometrics 2000 Corp.) (Biometrics) (CIK No. 1006708), is a New York corporation located in Springfield, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Biometrics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of over $1 million for the prior nine months. On October 15, 2005, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Pennsylvania. Venue was subsequently transferred to the Southern District of New York, and the case is still pending. Villageworld changed its name to Biometrics, but failed to report this change in the Commission's EDGAR database as required by Commission rules. As of August 4, 2008, the company's common stock (symbol BTOO) was quoted on the Pink Sheets, had eleven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Wireless Webconnect!, Inc. (Wireless) (CIK No. 818674), is a void Delaware corporation located in Richardson, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wireless is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $236,047 for the prior three months. As of August 4, 2008, the company's common stock (symbol WWCO) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, the defaulting Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, the defaulting Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Atomic Burrito, Inc., Earthcare Co., New York Bagel Enterprises, Inc., Precept Business Services, Inc., Villageworld.com, Inc. (n/k/a Biometrics 2000 Corp.), and Wireless Webconnect!, Inc., are revoked.

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James T. Kelly
Administrative Law Judge